Exhibit 99

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MG.TO - Q1 2020 Magna International Inc Earnings Call EVENT DATE/TIME: MAY 07, 2020 / 12:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call C O R P O R A T E P A R T I C I P A N T S Donald James Walker Magna International Inc. - CEO & Director Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - President and President of Magna Power & Vision Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Itay Michaeli Citigroup Inc, Research Division - Director & Global Head of Autos Sector James Albert Picariello KeyBanc Capital Markets Inc., Research Division - Analyst John Joseph Murphy BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst P R E S E N T A T I O N Operator Greetings, and welcome to the first quarter 2020 results. (Operator Instructions) As a reminder, today's call is being recorded Thursday, May 7, 2020. Now I would like to turn the conference over to Louis Tonelli, Vice President, Investor Relations. Please go ahead. Louis Tonelli - Magna International Inc. - VP of IR Thanks, Tommy . Hello, everyone, and welcome to our first quarter 2020 conference call . We will have formal comments today from Don Walker, Swamy Kotagiri and Vince Galifi . Joining us today are Eric Goldstein and Jim Floros from Magna's IR team . Yesterday, our Board of Directors met and approved our financial results for the first quarter ended March 31 , 2020 . We issued a press release this morning for the quarter . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U . S . dollars, unless otherwise noted . We have included in the appendix, reconciliations between -- of certain key financial statement lines for Q 1 2019 between reported results and results excluding unusual items . Our quarterly earnings discussion today excludes the impact of unusual items in Q 1 ' 19 . Please note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . And now I will call -- pass the call over to Don. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc . - CEO & Director Thanks, Louis . Good morning . I hope everyone is staying safe and healthy wherever you are today . I will address Magna's response to the COVID - 19 pandemic and touch on Magna's position in the mid to long term . Swamy will discuss the restart of production for the industry and Magna, and Vince will take you through the quarter, our liquidity, balance sheet strategy and capital allocation . Before I start, I want to acknowledge the extraordinary efforts and commitment of all Magna employees around the world, particularly over the past 4 months that we have faced unprecedented times and challenges . Magna is in good hands, not only because of our strong financial and market positions, but because we have a culture that breeds problem solvers and an ownership mentality . I want to make it clear that the health and safety of our employees remains our top priority . As COVID - 19 spread, we took a number of steps to protect employees . We developed protocols, assessment tools and guidance documents to assist all of our plants and offices . We have also disseminated health - screening tools and isolation guides for our employees, instituted contact tracing for any known cases within our employee population and instituted decontamination procedures . In addition, we installed personal protective equipment and supplied personal protective gear for employees . Throughout this crisis, our medical and health and safety staff have worked in cooperation with public health authorities, coordinated with the medical directors of our customers to share best practices as well as to promote employee safety and confidence for return to work . Swamy will discuss this later, but we have consolidated our return to work protocols in a Smart Start Playbook . This has been shared with our customers and suppliers in order to promote health and safety of employees throughout the automotive chain . In light of the suspension of production, temporary layoffs of employees have been inevitable . However, we have taken a number of steps to minimize the impact felt by our employees . These include maintaining employee benefits coverage throughout layoff periods, maintaining the number of days at full compensation during the layoff period during -- through the utilization of vacation days, engaging emergency wage protection programs and providing top - ups to maintain full compensation levels for a certain period and providing regular communication to employees, including with respect to company programs to support their physical and mental health . We are fortunate at Magna to have an experienced senior management team . Many members of the team managed through the Great Recession in 2008 and ' 09 as well as other downturns . The experience gives us confidence in our ability to manage through these challenging times and to prepare for various potential outcomes . While the causes of the downturn this time are different, we have dusted off the playbook from the Great Recession . Our response as a company has been highly coordinated with multiple work streams across different disciplines and geographies with many stakeholders to consider . We've been able to take quick action and share information and best practices globally . It makes me proud to be involved with such a strong team . Of course, at Magna, much of the action is at the operating level . Our business model is resilient . Our entrepreneurial culture drives an ownership mentality and a motivated, proactive and agile response to challenging times . Operating management has been working hard to quickly flex our cost structure and capital needs to address this sudden and sharp decline in production levels . This is being done while continuing to support our customers and prepare for a production restart . Once the work streams were established and operating effectively, executive management was able to take a step back and focus on the big picture and long - term vision for Magna . I would like to share with you some of the activities we are involved with to support the fight against the COVID - 19 pandemic . We have a number of facilities that are producing much needed mask, face shields, gowns and ventilator components . We've been able to support mask or to source mask from China and donate them to various hospitals in North America and Europe . And divisions and employees around the world are donating gloves to hospitals, meals to health care workers and hygiene kits to shelters . To all those divisions and employees, we cannot thank you enough . I would like to comment on something I am personally very proud of . Fortune magazine has named Magna to its World's Most Admired Companies list for 2020 . This is the fourth straight year Magna has won this award . Despite the unprecedented challenges we're currently facing, I'm confident that the industry will recover from the crisis . I believe we remain well positioned for the long term . Our value creation framework remains intact . We have a successful entrepreneurial culture, leading market positions and global capabilities . We continue to invest for the future, both in terms of new program launches and R&D activities, and this has been enabled by our strong balance sheet . MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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Client Id: 77 The industry trends are largely unchanged, even if the time lines may shift a little bit . And our positioning vis - à - vis these trends, which we highlighted at our Investor Day in late February, which now seems like a long time ago, is strong . Just last week, Magna won an Automotive News PACE Award for our composite space frame liftgate reinforcement, a lightweight solution that debuted on the 2020 Toyota Supra . The space frame is the first composite application of its kind for an automotive liftgate and achieves a 10 % mass savings over steel version . We highlighted this at our Investor Day . Plastic liftgates is a fast - growing market globally, and we expect significant growth in this market going forward . With that, I'll pass the call over to Swamy for his remarks . Swamy? Seetarama Swamy Kotagiri - Magna International Inc . - President and President of Magna Power & Vision Thanks, Don, and good morning, everyone . Like Don said, hope everybody is healthy and also staying optimistic . I would like to echo Don's sentiments in thanking our employees around the world for their commitment, responsiveness and hard work over the challenging past few weeks . It is truly an honor and a privilege to work with such a great team . I will cover off what we are seeing in terms of production in our key markets as well as how Magna is preparing for the restart of operation . In China, while it took some time, essentially all OEM production has now restarted . The challenge in China has been largely demand - driven as vehicle sales have been well off pre - COVID - 19 levels . However, recent sequential sales data out of China has been encouraging . In terms of our production capacity in China, we are also now fully operational . Our China restart has been exemplary, meeting customer requirements while appropriately protecting our employees and producing to our high - quality standards . We are taking lessons learned from our China experience across to our restarts elsewhere in the world . In Europe, some production has restarted, but many OEM and supplier clients are planning to start - up over the next few weeks . North America is in much the same position in terms of restart, although, generally, a couple of weeks behind Europe . The region's 2 major constraints have been Mexico and Michigan . There remain concerns about when Mexico can begin producing auto parts and vehicles . Michigan is targeted to start ramping up after May 15 , in line with many OEM target dates . As we have seen in China, we are expecting a fairly slow ramp in production as all participants get accustomed to a new normal in their operation and as the industry waits to assess what vehicle demand will look like . In terms of OEM program launches, to this point, we are not aware of any significant program delays . However, there are a few programs that have been pushed off a few months . Next, I would like to review our activities around the restart of our operations . We are in very close cooperation with our customers, suppliers, local governments and our employees in order to ensure we can have a smooth ramp curve . We have also reviewed customer start - up protocols to ensure we are aligned . Obviously, over and above the restarts that we would typically experience after summer and Christmas shutdowns, there are a number of additional complicating factors to manage in this case, including new protocols around the safety of employees and potential supply disruption . With respect to employee safety protocols, we have developed a Smart Start Playbook, which provides a framework for restarting our facilities and office locations with a consistent response and strategy throughout the company, while protecting employees and making sure everyone stays safe, healthy and confident about returning to work . With respect to our supply base, as you can imagine, with the size of Magna, the number of suppliers we have is enormous . We are keeping a close eye on supply to try to avoid disruptions in production . We are also helping suppliers explore potential solutions for liquidity and working capital challenges that might occur by making them aware of government financial assistance that may be available to them . I would like to highlight the successful restart of our Complete Vehicle assembly line for the Mercedes - Benz G - Class in our facility in Graz, Austria . This operation, which started up again mid - April, was among the first in Europe to restart . It has been a success story in terms of restarting post COVID - 19 and producing the iconic vehicle to the high standards demanded by Daimler . I will now pass the call over to Vince Galifi . 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Client Id: 77 Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thank you, Swamy, and good morning, everyone . I hope everyone is staying safe and healthy . I will provide a fairly high - level summary of our quarterly results today . Rather than go through a lot of detail, including on our segment results, which you can find in our MD&A, I will address more pertinent topics given the current environment, including our liquidity, balance sheet, leverage and capital allocation strategy . We are, of course, happy to answer any questions you have on the quarter or otherwise . During the first quarter of 2020 , global vehicle production fell 27% , reflecting declines of 44 % in China, 19 % in Europe and 13 % in North America . These declines largely reflected the impact on COVID - 19 - related customer shutdowns at plants around the world, which began in the first quarter and continue into the second quarter . Considering the magnitude of the volume declines and the consequent challenges we faced, we were pleased with our first quarter results . Prior to the COVID - 19 - related shutdown, each of our reporting segments was performing in line or ahead of our internal expectations . We estimate that COVID - 19 - related shutdowns negatively impacted our first quarter sales by approximately $ 1 . 1 billion and our adjusted EBIT by approximately $ 250 million . The EBIT impact includes approximately $ 30 million associated with top - up payments to employees . We have included in our appendix a breakdown of estimated COVID - 19 - related sales and EBIT margin impacts by segment . Our first quarter consolidated sales were $ 8 . 7 billion, a decline of $ 1 . 9 billion or 18 % from the first quarter of 2019 . This reflects a 27 % decline in global light vehicle production, largely as a result of COVID - 19 related shutdowns . Our sales in the first quarter of 2020 were also negatively impacted by the divestiture of our FP&C business in the first quarter of 2019 and currency translation . Excluding net divestitures, which reduced sales by $ 325 million and currency translation, which was $ 152 million headwind, our organic sales declined 14 % year - over - year . Our adjusted EBIT margin was 4 . 7 % in Q 1 2020 compared to 6 . 8 % in the first quarter of 2019 , a 210 basis point decline . We estimate that substantially all of the year - over - year decline was attributable to the impact of the COVID - 19 - related shutdown in the quarter . Adjusted EBIT decreased $ 317 million to $ 403 million, largely reflecting the decline in global vehicle production, including due to the COVID - 19 - related shutdown . Also contributing to the decline in EBIT was the divestiture of our FP&C business at the end of the first quarter of ' 19 , lower tooling contribution in the quarter compared to the first quarter of ' 19 and underperformance at a Body Exteriors & Structures facility . These were partially offset by lower incentive compensation and profit sharing, a favorable engineering program resolution in Complete Vehicles and earnings on favorable mix within the Mercedes G - Class complete vehicle assembly program . Our effective income tax rate was 34 . 7 % compared to 23 . 7 % in Q 1 of 2020 . 950 basis points of the increase is the result of tax on foreign exchange gains reported for Mexican tax purposes, but not for U . S . GAAP . This item negatively impacted our EPS by approximately $ 0 . 12 . The remainder of the increase related to an increase in losses not benefited in Europe and higher accrued tax on undistributed foreign earnings, partially offset by the impact of income mix . Net income attributable to Magna was $ 261 million compared to $ 531 million in Q 1 of ' 19 , reflecting a lower EBIT and higher tax rate, partially offset by lower interest expense and higher minority interest income . Diluted EPS was $ 0 . 86 for the quarter compared to $ 1 . 63 last year . The decline reflects the lower net income, partially offset by the impact of 7 % fewer shares outstanding . Adding back the impact of the tax items, diluted EPS would have been $ 0 . 98 . I'm now going to review our cash flows and investment activities . During the first quarter of 2020 , we generated $ 639 million in cash from operations compared to $ 594 million in the first quarter of 2019 . Typically, we would experience an investment in working capital in the first quarter of the year, given the seasonality of production . The COVID - 19 - related shut down and our corresponding sales decline resulted in us generating cash from working capital in the quarter . We expect this to reverse as we restart production at various facilities around the world . Investment activities amounted to $ 403 million, including $ 203 million in fixed assets, a $ 100 million investment in Waymo, $ 93 million in investment in other assets and intangible assets and $ 7 million to purchase a small subsidiary . Free cash flow was $ 356 million in the first quarter . We returned $ 313 million to shareholders in the quarter through the repurchase of $ 192 million of our stock representing 4 . 8 million shares as well as the payment of $ 121 million in dividends . MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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Client Id: 77 Let me take a few minutes to discuss our liquidity, balance sheet, leverage and capital allocation strategy . At the end of the first quarter, our liquidity stood at $ 4 . 2 billion, including over $ 1 billion in cash . Last month, we further strengthened our liquidity position by increasing and extending our short - term revolver raising liquidity by a further $ 700 million . This brings our pro forma available liquidity to approximately $ 4 . 9 billion . We also filed a new shelf prospectus, replacing one that had expired last year, which provides us the flexibility to pursue up to an additional $ 2 billion in public debt financing down the road for our business . Many of you will recall that for years now, we have been communicating our leverage target of 1 to 1 . 5 x adjusted debt to adjusted EBITDA range during more normal times, while maintaining a cash level that is necessary to manage intra - quarter swings in working capital . We designed this leverage target conservatively to give us the flexibility to manage through downturns and allow us to maintain investment - grade credit ratings, even during times of economic shock . As a result of the production shutdown and the corresponding declines in EBITDA we are experiencing now, we will go over the target range in the short term . Nevertheless, with our ample liquidity, we're working from a position of strength . As we look at capital allocation moving forward, we continue to invest in our business, including spending for organic growth, R&D for the future and M&A opportunities . Our strong balance sheet allows us to keep a long - term focus . And as Don said earlier, we remain well positioned for the long term . Our Board approved our first quarter dividend of $ 0 . 40 . And given the ongoing uncertainty late in the first quarter, we stopped our share repurchases in order to protect our liquidity position . We also withdraw our outlook . At some point, as visibility improves, we intend to resume providing an outlook for our business . Nevertheless, we'd like to give some color on what we expect for the remainder of the year in certain areas . We've been doing some modeling on the expected impact of the sales declines on our earnings . As I said earlier, we estimate that sales loss due to COVID - 19 were approximately $ 1 . 1 billion and EBIT loss was about $ 250 million . This implies a decremental margin of approximately 23% . The EBIT impact includes approximately $ 30 million that represents top - up payments to employees . Excluding the top - ups, decremental would be about 20 % in the quarter . I believe a decremental margin in the low 20 % range is a reasonable proxy to use for the balance of the year . Keep in mind that there are always a lot of puts and takes in earnings that can impact decrementals, including top - ups that will impact the second quarter . Of course, all of this is subject to the various risk factors we have disclosed in our filings . In terms of movements in working capital, as I noted earlier, in the first quarter, we generated cash from working capital, an unusual event due to the production shutdown . As sales are increasing sequentially from quarter - to - quarter, we are typically investing in working capital . As we continue to restart production here over the next few months, we expect working capital to swing negative . The amount of investment in working capital is difficult to forecast given the significant production uncertainty right now . Lastly, in terms of capital spending, our business units are currently assessing their capital needs, including discretionary, productivity and program related capital . Nevertheless, we believe it is reasonable to assume that we can reduce capital for 2020 by 10 % to 15% . To the extent that our customers delay or cancel program launches, there may be room to further reduce and/or defer 2020 capital . Thanks for your attention this morning . We'd all be pleased to answer your questions . Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) And we'll get to our first question on the line from John Murphy of Bank of America Merrill Lynch. John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst It's great to hear from you . Just wanted to start with a first question, maybe a follow - up on the broad brush strokes you gave us there on the outlook, Vince . The first quarter had good decrementals, all things considered, but it also had breakthrough sales performance given the 27 % drop in global volumes and production volumes . That's a 13 % outgrowth . That's a big number for you or for any company . I'm just curious, as you look forward, how you generally think about that, maybe sort of ranges or any kind of direction, because that's a big delta and pretty impressive? MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO John, it's -- that's a good question . We've done a whole bunch of mauling that I talked about in my formal comments, and we've got a number of different assumptions on overall volumes . Just in terms of where that's going to end up for the full year, I don't necessarily have a view on that time . If you think back to the guidance that we gave in 2020 , which we've now pulled, remember that was based on our normal times, falling assumptions and a business plan that was built up from the bottoms - up . So we were electing the organic growth in content per vehicle are growing faster than the overall relevant market . So I expect that that's going to continue in the balance of the year . When you look at Q 1 , the one thing kind of we think about is whether there was maybe a pull forward of some of our sales to the OEMs, so the building up inventory in anticipation of a shutdown . That may have had a little bit of an impact . But even if it did, it gives really good performance in Q 1 around the globe . Louis Tonelli - Magna International Inc. - VP of IR I'd just add, keep in mind, John, that China was down very significantly . And in terms of the weighting, we don't have as much business in China . So that's going to weigh down the global production more than -- it distorts the numbers a little bit . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . Got it . And then just one simple one, Vince, on working capital . I mean, assuming 5 % of sales on the rewind of production, is that an okay way to think about it? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . I mean I think when we get to the end of the year, John, we see back at kind of normal levels, kind of, 4 % to 5% , probably a good way to think about it . As we've been thinking about the ramp - up of working capital, I think, we're going to turn negative depending on how quickly these ramp - ups happen . Q 2 , Q 3 , we're going to see some investments in that area, which we should see some payback or return on that working capital in Q 4 as we become more kind of normal from a volume perspective . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then just on the balance sheet real quick . You have almost $ 5 billion of liquidity right now, the $ 2 billion shelf . Do you see this as liquidity -- a liquidity cushion that's really just sufficient to get through the storm of the second quarter, maybe into the third quarter? Or is this sort of a wind up to really take advantage of some opportunities that are going to avail themselves in the market that might be really attractive either horizontal or vertical acquisitions? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . John, just before we increased our revolver, it was $ 700 million . We were at $ 4 . 2 billion . We went up to $ 4 . 9 billion . I think about the additional $ 700 million as additional liquidity . I'm not that concerned about sort of the cash burn and whether we need that to run the business . But I certainly like to have it as additional liquidity to the extent just some opportunities on some takeover business, whether there's some M&A opportunities that come up, I'd just rather have it than not have it . The shelf for us is kind of a normal course business . We had a shelf previously . We issued some debt under that shelf . That had expired last year . We had been working on filing the shelf prospectus prior to COVID - 19 . It just gives us -- and our strategy just gives us the flexibility . If we wanted to raise some debt for whatever reason, we have the ability to do that in pretty short notice . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly, Don ... MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO John, just given the balance sheet, I mean, we do have a lot of strength to do a whole lot of things . But as Don talked about in his call, we've certainly internally been focusing a lot on COVID - 19 , our employees, which is a priority to us, kind of the start - up . We've also sat back as a team if it's okay . Well, now that's all working . We got a whole bunch of work streams, the executive team, where do we want to take this business and what do we see in the future? And how can we position ourselves? And do these times give us an opportunity to potentially advance our positioning in the industry? So those are type of things we've been talking about at the executive level . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst And Don or Swamy, I think Vince just posed my last question . As you think about strategically what your customers are doing and what the end customer being the purchasing consumer, I mean do you -- how do you think about how the industry may change over time? I know you had a quote about mass in your release? But I mean, mobility as a service might be dead, and the individual ownership model may really rise here, which is probably ultimately a good thing for volumes and the industry . I mean, just any thoughts as sort of if you opine and really think beyond the crisis as the opportunities and maybe the shift in the business model sort of through the value chain that might really help you out and provide opportunities? Donald James Walker - Magna International Inc. - CEO & Director John, I'll start and Swamy may want to add something . It's pretty difficult to tell what's going to happen . We've been trying to run different models on how fast the consumers come back and buy cars, do people feel more comfortable in their own car . You can read lots of different opinions on it . We had a pretty long discussion with the Board as well, and we've had a lot of internal discussions . I'd like to see what happens over the next couple of months . I think the levers as far as the end consumer is going to be we can see what happens in China, and then we'll see what happens in Europe and North America as a -- there's been a very good coordinated discussion and effort and discussions between the industry and the government about trying to get some dealerships open safely again . We have lots of different opinions of what might happen . But I'd like to see what happens there . The -- I personally think the amount of money that was being spent as an industry on level 3 to 5 on ADAS was surprising to me . I think we're going to see that spending lower because I don't know that -- that's where the car companies want to spend their money . So you may see a little bit of a shakeout of who the leaders are in that space . I don't think there's going to be a change to the level 2 , level 2 plus because that's a pull from the consumer . So that's where we've been focusing . I don't know whether the things change in EV penetration . We've had some projections that we still feel pretty comfortable . We'll have to see what the -- if any regulations change, specifically in North America and with the low gasoline prices, whether that has an impact more so in North America . But there may be incentives from governments to try and get vehicle sales going to gain . So there's -- I won't go through them all because it would take quite a bit of time . But we have been looking at a lot of different options . I think this may speed up some cooperation, maybe some consolidation amongst our OEMs . But I think even in areas like electric vehicle spend and technical solutions and maybe more cooperation between various OEMs, which may mean the volumes are driven up by the successful supply base . I think this will probably increase the consolidation in the supplier base . I wouldn't want to be too aggressive right now until we see what the outcomes are and how fast and how smoothly we get back to restart the production . But as Vince says, we've got some pretty good ability to move on things . So lots of things to consider . I think we'll be a lot smarter in even 1 . 5 months as we get restarted as the various plants . But certainly, I think by the next -- by the end of next quarter, we're going to have a pretty good idea . I won't get into detail where we want to -- where we'd want to spend our money . It probably hasn't changed that much, but we have been looking at a lot of different things . I won't go into the details now, but a lot of things . You mentioned we have a view on it, and we'll just step to fine - tune that view . But I think we're in a pretty good position to take advantage of things if we think the timing is right . Swamy, do you want to add anything? 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Client Id: 77 Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Yes . I think, Don, the key thing that you talked about . We have to look at how many of the trends that we are seeing or transient forces will continue when we are well past this issue in the next 6 months, a year and 18 . Some of the technology topics or trends that we look at and we plan for strategically our long - term, obviously, should have the flexibility to pivot, if necessary . But if you sit back and look at it from electrification perspective, it's a long - term discussion . We might see a little bit of a pushback in terms of emission regulations in certain areas over the next 3 to 5 years . But overall, I still believe the numbers we have talked about over the next 5 - to 10 - year horizon will not change significantly . In the short term, we have to maybe look at the possible mix changes in take rates of -- as OEMs try to manage their fleet emissions . The most important thing will be to see how the consumer behavior will be affected if it is affected at all . With oil prices where they are, what does it mean in terms of affordability? And will the consumer be wanting to take longer buyback on EV vehicles, as an example . I think Don mentioned about the AV being pushed out . We've been talking about AV for the -- over the 10 - year horizon . And I think that will look a little bit different based on how things are going right now . Talking about shared mobility, I think it's relative a little bit, whether you want to go in a public transportation or a different type of shared service to be seen . A lot of interest in terms of disinfecting and new materials of coatings and so on that will help improve the hygiene in such cases . I still believe in the long - term the big long secular trends will not change significantly . They will pivot a little . And a lot will, I think, come to light as we see consumers come out in the next 3 to 6 months and look at the usage in China . It was interesting . The ride hailing dropped significantly, but from what we understand, anecdotally, it's coming back or has come back . And the administration there is continuing to support the policies, some NEV, the new energy vehicles . So I think, like Don said, next 3 to 6 months will be telling . Operator And we'll get to our next question on the line from Itay Michaeli from Citigroup. Itay Michaeli - Citigroup Inc, Research Division - Director & Global Head of Autos Sector Just a couple of questions . First, I'm hoping you could elaborate more on the Waymo investment in the quarter, kind of how you see that potentially progressing in the relationship? And how do you compare that relationship to your prior relationship with Lyft? Donald James Walker - Magna International Inc. - CEO & Director Yes . We made $ 100 million investment in Waymo . We're not going to comment too much . We'll let them comment on what their strategy is publicly . We see it as -- we were already doing work with Waymo that we'd already announced that we're doing some vehicle modifications . We've had discussions about other possible cooperation, our Complete Vehicles group . Magna Steyr has the ability to do modifications and a lot of other work, quite frankly, in relation to this type of vehicle . So this is, I would say, a strategic investment . We are still -- we won't get into details, but I think it's an area we can continue to grow in as far as vehicle capability as integration . We're not doing the level 5 work with them -- level 4 , level 5 work with them from a technical standpoint, software . But I think we've got -- we have been working with them for a couple of years . I think this can continue to grow . And I think the opportunity for driverless cars, I think, could be -- will be not an individual ownership . I think it could be in areas like Waymo is working on and other companies are working on taking people around . But if you look at the trend that's changed as far as people ordering things online and having delivery service, I think that will be some good payback on in that area . So I think that will be the area where level 4 , level 5 vehicles might take off . As far as the Lyft, that was a different working relationship we had there . We were actually working on the software . We've changed our mind because we want to work more on level 2 , level 2 + . That's why we changed what we're doing with Lyft . Swamy, do you want to add anything? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision No . I think you covered it, Don . The focus remains on the L 2 + internally . And as we have said, we really remain focused on the intelligent and efficient investments, whether it's internal or external, to position ourselves . Like Don said, the L 4 , L 5 would be a feasible case in the future . We're MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 just looking at it from the perspective of time domain . So we believe some partnerships in technology are needed, as we have seen over the years . This, I think, will provide us a front - row seat in the development of the L 4 , L 5 . So it kind of keep us holistic where our internal focus needs to be and how we still keep a finger on the pulse . Itay Michaeli - Citigroup Inc, Research Division - Director & Global Head of Autos Sector That was very helpful . And then just secondly, maybe for Don . Back in ' 08 and ' 09 , Magna was able to gain quite a bit of market share in content per vehicle, particularly in North America . And I was hoping you could kind of compare as you look out what the opportunity set in this downturn, how that compares to ' 08 , ' 09 in terms of supply chain and other potential opportunities? Is it similar? Is it more? Is it less? Just hoping if you could opine a bit on that . Donald James Walker - Magna International Inc. - CEO & Director I think the industry overall is healthier going into this situation . We've had a big run up . I think a lot of people had assumed that the volume was going to stay up . It had a huge drop . And I think a lot of the suppliers and supply bases -- a lot of people were unable to withstand it . It will be interesting to see as we go through the restart here and the working capital demands, what the impact would be to the supply base . We are tracking all of our suppliers . All the OEMs are tracking their suppliers as well . I think people are in a healthier position, depending on how fast we get back to work . But I think this will give us some opportunities with people who have weak balance sheets . If they're really cutting to the core to get through this -- too early to tell . But we know the product areas we want to grow in . I think right now, it'd be pretty difficult to do any acquisition because nobody knows what's going to happen, number one . I just don't think it's the appropriate time to be making aggressive moves . But I think there will be opportunities . I'm not sure how much takeover work there will be . Again, it's going to be really difficult to tell, I think, until we get to the restarting to see how people's financial positions are . Typically, the customers will look to companies that have strong balance sheets and have a proven track record of being able to move fast and have the technical and the operational capability when they run into problems . So I suspect there's going to be some opportunities . It's pretty difficult to estimate it right now . Operator We'll get to our next question on the line from Dan Levy with Crédit Suisse. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst First question, I just want to focus on Power & Vision . And if you could just talk to powertrain, broad strokes, how does the downturn affect future programs? And it sounds like your spend -- development spend is all intact, but volumes potentially you're going to launch at lower levels than what's initially planned . So should we expect the new programs to launch at lower margins for powertrain and also for ADAS given the spend is intact, but you're probably going to launch a lower levels? Can you just remind us when the large BMW program is expected to launch? Donald James Walker - Magna International Inc. - CEO & Director Swamy, do you want to handle that? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Yes, I think -- Dan, I think, the BMW program is supposed to launch in the mid next year, July 2021 . We continue to hit the milestones as we go forward in that . I think from the powertrain perspective, as I mentioned in the initial comments, we continue to track the different programs with various OEMs . There has been some delays in programs, but very minimal to this point and no program cancellations . And regarding the question of hitting the volumes or take rates is to be -- yet to be seen going forward, which we'll have a better answer going forward . Looking at numbers MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 today and the data, it doesn't seem to be a significant difference proportionally, right? Obviously, the volumes are very different . Not enough granularity to say whether that will change much . The launches that are going this -- right now might be impacted, but no visibility going forward, the launches that are coming later . To the question of the spending, I think, we are looking at anything that's near - term that's purely operational . If it's necessary and has to protect the launch, then we continue . But every task or every project that we're looking at in terms of spend, obviously, if there is a way to manage it better or stop certain activities, we will take action or have been taking action . The big question being is, we are making sure that any action that we are taking right now doesn't affect the long - term success or strategy of the company . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . So it sounds like you're opportunistically approaching the spend, maybe cutting here and there just for the very near term . But long term, everything is still intact, yes? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision That's right . Donald James Walker - Magna International Inc. - CEO & Director I think to just add one thing . There's been a lot of work by the car companies as well as the supply base during the shutdown to keep the engineering, the testing where we could do that . There's been a lot of work on the launches because the customers don't want to reduce their -- or slow down their launches . I think in some cases, it will have some impact . Swamy just said . I can't speak for the car companies, but I'm assuming if there's any sort of supply tightness, they're going to prioritize getting their new launches up and out the door as quickly as possible and also focus very heavily on where they have the high - margin products, to be pretty obvious . And we'll see how fast the sales come back . But I think the car companies are really anxious to get started because they've got -- they think they can sell some of these new products or the high - margin products, and that's where, I presume, you're going to start seeing the biggest incentives for -- to the end consumer . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . And then my second question, Don, world - class manufacturing has really been one of your key focuses along the years . Could you just talk about maybe how the initiatives of manufacturing play out in the production reramp? How does it help reduce the risk if we have lower effective capacity in a social distancing world? How does it maybe help to mitigate some of the supply chain issues? And is this world - class manufacturing really at the core of this low 20 % decremental margin, which is really quite a low and solid level? Donald James Walker - Magna International Inc. - CEO & Director Yes . That's a complicated answer, I think . World - class manufacturing in our -- how we define and how we're working on it is everything from once you get an award through the launch program, a lot of is done upfront in how you design a product for manufacturing, how do we pick our capital, our manufacturing processes . We have flexibility . So the extent that we have flexibility, if volumes go up or down, we can flex the labor . Also, we look at lower inventories, things like that . If somebody's going to say, what do we mean by world - class manufacturing? I would -- the big picture is reduce any non - value - added activity, and we have very specific things we've gone through where I think we've done a good job over that in the last number of years . Because we're decentralized, every one of our plants makes the decisions, that's why we move pretty quickly . The decremental margin, it is what it is . I don't know what other people are doing . I think the fact that we don't have a lot of waste in the system hopefully will help . We track everything from cost to nonquality in our MAFACT scores . So I think the proof is in the pudding . We've been having better launches, reducing our cost of nonquality . And I would expect as we come back up, the plants will do what they normally do . But one of the differences we did consciously this time . When we went through the ' 08 , ' 09 , and everybody was cutting, we probably, as well as a lot of other people, I think, cut in some of the wrong areas . We reduced and let go some of our best operating people when it comes to Six Sigma and things MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 like that . We constantly make the decision . We want to not only protect those people, but take advantage of maybe other people be in the market and hire them, so we're -- we can start strong . Operator And we'll go to our next question on the line from James Picariello from KeyBanc. James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Just back on free cash flow . Can you more or less confirm the CapEx intentions? If we're talking about a 10 % to 15 % cut, we're still looking at close to $ 1 . 5 billion for the year, which, depending on where sales fall out, could be 5 . 5% - plus of revenue . So certainly elevated . So curious on your thoughts there . And then can you just confirm? Will working capital be a use of cash for the full year? I understand the sequential pickup . Just wondering the full year expectation . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO So just overall, on capital, James, recall back our outlook, which we've now pulled . Our capital spending for 2020 we've talked about $ 1 . 7 billion . As you look at current sort of volume -- I mean looking -- you look at IHS as an example, we're thinking based on that bond scenario, it could be 10 % to 15 % reduction over the $ 1 . 7 billion . I think there's probably some opportunity to take that down lower . And to the extent that some programs get pushed out or delayed by our customers, that could have an impact . A big chunk of our capital spending is for programs that are going to be ramping up in ' 21 , ' 22 time frame . So it's kind of hard to say we're going to stop the spending . We've got the commitments out there . But I do think there's some flex still to deal with that . In terms of kind of working capital, sort of, ends up for the year, I'm not -- I don't remember if a financial model at this point in time, but we're typically in Q 4 , so we'll continue to -- we should build -- building working capital Q 2 , subject to production start - ups Q 3 with some recovery in Q 4 . Depending on where sales ends up in Q 4 relative to Q 4 of 2019 , that could result in sort of an impact on working capital . I'd say generally, sales will be lower in Q 4 . This year versus last year, we've probably got a little bit of a recovery . It depends as well on timing of payments . You recall last year, we got a big chunk of cash in at the end of the year related to 2020 . So back a few things around . But on a normalized basis, I think, if sales are higher in this fourth quarter than last year, we'll probably have a net investment in working capital, plus or minus, some of the other items I talked about . James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Got it . No, that's really helpful . And then in terms of thinking about the low 20 % decrementals for the year, which was certainly a positive . Can you provide any color on what the 2 Q top - up payments actually entail first? And then within Body Exteriors & Structures, there were some operational underperformance noted . Wondering if there's -- if you could quantify that? And then, lastly, within Seating, it sounds as though that business incurred another slate of launch costs in the quarter . I think the hope was that launch - related impacts might be behind the business for this year . So just wondering if you could quantify what that impact was . And how things would trend the rest of the year? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes. Sorry, your very first question, I'm sorry, decremental -- sorry, top - up in Q2, correct? James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Yes. MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I don't have that number . We're still obviously work in process . I suspect that the top - ups in Q 2 will probably be a little bit less than what they were in Q 1 , given kind of when the plant shut down . But we need to kind of figure that out across the globe . So I don't have an exact number, but it'll probably be less, but not materially less is my view on that . You talked about a couple of our segments . Our Body Exteriors & Structures segment, if I look at on a year - over - year basis, we did have underperformance in one of our facilities compared to where we were last year . That was a negative . We also had another pretty significant negative, which is just that reduced tooling contribution in our BES Group . That was probably about $ 30 million on a year - over - year basis . And we also had higher commodity costs, primarily lower scrap revenues, and resin was up a bit . But all in all, that hurt us . So those are the negatives . And so when you take those into account, even you back up the underperformance, still not a bad result . Some of the positive things that impacted this segment would have been things such as lower launch costs, lower incentive compensation on employee profit sharing and to the profit participators, general managers, AGMs and the Presidents . We have some FX transactional positive . But all in all, if you take tooling into account and commodity costs, there are some good things happening in that group . Sorry, the other group you talked about, sorry, was that Seating? James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Yes. Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Sorry. What was the last -- Seating. James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Seating launches. Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, Seating launches . So when I look at overall margin in Seatings, we're down from the 6 . 6 % to 3 . 2% , pretty significant decline . Remember, COVID - 19 is about 200 to 250 basis points . What we have as well is lower equity income as a result of the COVID - related production slowdowns, primarily in China . Last year, we had a gain on the sale of an asset, which we talked about . And we have this year higher launch costs compared to last year . And on a quarter - to - quarter basis, when you look at one of the plants that's starting up, we've got more sales and more underperformance on a relative basis . So that kind of sums up the change in margin . But again, the biggest impact there is the COVID - 19 impact . Operator We will get to our next question on the line from Rod Lache with Wolfe Research. Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Just had a couple follow - ups . Just first of all, if you could just clarify, Vince . I see the 23 % decremental margin, and I heard what you said about the underperformance at wood facility and some of the resin and scrap issues . But if we sort of just excluded the complete vehicle assembly business, it looked like the decremental was 30 % to 35% . So if we were to just dissect this into the CVA versus the traditional auto parts business, when you talk about low 20 s prospectively in terms of decremental margin, are you sort of suggesting that, that -- that's what we should be thinking about, and it kind of incorporates -- it's an improvement from where we are now because it incorporates an adjustment to headcount that you weren't able to achieve because the business changed so quickly in Q 1 ? MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Think of it -- we were at 23 % decrementals in Q 1 on COVID - 19 , right? If you back up the top - ups, we're at 20% . Think about that . The top - up is continuing to some degree in Q 2 . And the other thing you've got going is what happens to Magna Steyr -- Magna Steyr's operations on the G - Class plant started up in April . So your 23 % probably is a little high because of the top - ups in Q 1 . 20 % is probably a little low because you're going to have some top - ups in Q 2 . So that's why I kind of think about the low 20 s . But Rod, there is a lot of moving pieces here . There's a lot of things going on . So to try to get a more precise number is difficult . I think when you look at kind of the 2 goalposts being 20 % to 23 % and kind of the low 20 s, that's a pretty good view from us on where we think we're going to end up . I want you to just also think about how we've come up with some of these numbers because it is a little different than what we would normally do . Q 1 , those numbers are firm . We've got the quarter . We've done our reviews . So those are our hard numbers . And we typically -- as we build up our forecast, is we build that up at the divisional level, right up to corporate, and it's a bottoms - up plan . Given the significant changes in production schedules that were occurring, we weren't able to build up the forecast bottoms - up . So we were doing some modeling at the Magna level and sort of trying to cap it in our mind what we think we're going to end up based on a whole bunch of assumptions . So we kind of ended up with the low 20 s . And as I step back, it says, does that make a lot of sense given what's happened in Q 1 and kind of 20 % to 23 % in Q 1 and low 20 s for the full year? That, to me, sort of substantiated that the work that we had done at the Magna level made some sense . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . Great . And then, Don or Swamy, just from a macro perspective, when we look at the markets, it looks like dealer inventories are about to get very low, especially in North America . Can you pass along any thoughts you may have based on the releases that you see on the trajectory of the restart, especially in North America, just post May? It sounded like you're somewhat cautionary on Mexico, but we've been hearing that there's a pretty steep restart being planned in some cases . Donald James Walker - Magna International Inc. - CEO & Director Yes . I can't comment on the dealer inventory . And you look at days supply, it depends on what -- how they do the math on it . I think the start - up was delayed across North America . People are going to try and start - up on one shift in many of the plants May 4 , which is this week . People are hoping it's going to be next week . It looks like, I think most of it's going to be the week after, and most of that is being driven by the inability to start in Michigan because of the stay - in - place orders . A lot of discussions going on between the industry and Michigan . Once we're allowed to start safely, and I think we can start safety with all the work that has been done, I think the unknown here is Mexico, when can we get up and running? A lot of discussions going on there . Hopefully, we can get started . So I think the pace of the start - up is going to be dependent on the supply chain . As far as the demand from the end consumer, I think, it will be a couple of weeks before the plants go from 1 shift to 2 shifts, in many cases, 3 shifts . They'll find out if there is problems with the supply base . So the quicker they can get up to regular production, they will . And I think that will continue, depending on what you just asked, are the end consumers buying vehicles or not? And I don't really have visibility on that at this point in time . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Great . And just, lastly, the bigger picture, it sounds like you're preparing the company to be opportunistic, just with respect to M&A . My question is, to really make -- move the needle on Magna, obviously, the sizes of acquisitions would have to be somewhat larger . If you were to pursue something, are you primarily focused on extensions of businesses that you're already in? Or are you sort of thinking about extensions into new products? MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc. - CEO & Director We would be looking at technologies and things that are bolt - on to the products we're in . But if you look at the products we're in, let's take powertrain as an example . There's a -- we've got a lot of capability, but there's a lot more products that sort of fill -- that would fit into that area . So I would assume that most of the moves we would make would be to enhance the technology or our footprint or the capability in the products we're in . Now when you look -- we have been having a lot of discussions about what's going to change on mobility in the future . So there's some other areas, which we're looking at . But most of the things I would think would be within our product areas . And as Vince said, we stopped our buyback . So when we think the time is right, we're going to have to make a decision . To the extent we want to deploy capital, is it better to go buy somebody else or buy our stock? We'll see what the stock price is . But I do think we're going to be in position to take advantage of some of the opportunities we see coming out of this . Operator We'll go to our next question on the line from Peter Sklar from BMO Capital Markets. Peter Sklar - BMO Capital Markets Equity Research - Analyst Just one question for Don or Swamy . Like as you know, other industries, for example, meat processing facilities are having a lot of trouble with the COVID - 19 . So I'm just wondering like, why are you so optimistic that you're going to be running your parts plants now? I understand that in a meat processing plant, the employees are literally standing shoulder to shoulder, but you still have issues like shift changes and washrooms and change rooms . And just wondering how you're going to manage all this . Donald James Walker - Magna International Inc. - CEO & Director Go ahead, Swamy. Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision No, I think the comment from our side being optimistic was in terms of the preparation that we have gone through . Although a short set of data points, the fact that we have had the lessons learned from our start - up process and the 54 divisions that came up and are running in China, some of the divisions are running in Europe . And when -- we talked about a gradual ramp - up from the OEM perspective, the 1 shift, 2 shift and going on . The protocols are in place to be able to effectively support that process . Are there going to be lessons learned going forward? Absolutely . Touching back a little bit on the world - class manufacturing . It's just nothing but a road map of efficiency and continuous improvement . We have kind of used that philosophy to say how effectively can we put things in place . And it's been encouraging to see we have been able to do that in China and in Europe . So the comment refers much to that . And I think we feel confident from that perspective . Don, if you want to add something? Donald James Walker - Magna International Inc. - CEO & Director Yes . Peter, I think my personal opinion is, I'm glad I'm not a politician, no matter what you say you're going to put in your mouth . I think the -- I personally think that society has to get started again . The governments can't afford to keep on going on . I think we're going to -- the -- we're going to have more damage long - term to people's mental and financial health if we don't get started again than we're seeing from the virus . So I think -- if you have people going out in uncontrolled situations and they're talking and they're -- I think there is a risk that you're going to start seeing a spike again . Where we can control where people walk, and there's been a lot of work here where people are standing, what they're wearing . There's probably less risk if we're doing everything properly, and that's what everybody has been sharing their protocols here, probably less risk than people going out to the shopping mall and where it's completely uncontrolled . So we're going to have to track it . We've got tracing involved . And I'm relatively comfortable that we can do this safely, as long as people are following what they should be doing . And I think people are worried, so they're going to be very cautious of what they're doing . So I'm -- I think that there are more difficult areas, place like Mexico, where you do have MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 plants where you get a lot of people close together, and those are things we're working on . And I know other companies like Lear have put a lot of work on this . We're sharing our best practices there as well . So I think that's probably going to be probably a bigger challenge . But so far, we've seen in China and what we've seen so far in Europe that people are being pretty disciplined . Operator We'll get to our next question on line from Brian Johnson with Barclays. Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst I just want to follow - up on the last question with getting your perspectives on how Ontario is fitting into the restart . It's, obviously, for you, in particular, but overall an important, but frankly, south of the 49 th an overlooked part of the automotive supply chain? Donald James Walker - Magna International Inc. - CEO & Director As far as how Ontario has been handling it, you're asking? Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Yes, what's their status towards reopening factories, what kind of restrictions can you have? And assuming Michigan and Ohio can get going, will Ontario be on the same timetable? Donald James Walker - Magna International Inc. - CEO & Director Yes . We've been -- I've actually been quite impressed with the way the Premier Ford has handled this from -- I've probably been -- I've been in the call with him 10 times . He's been calling me Saturday nights at 11 o'clock . I think everybody is working really hard . I've been quite impressed with what they're doing . They didn't really tell us we had to shut down . We had lots of dialogues . We've had several meetings now of what we call CAPC, the Canadian Automotive Partnership Council, the Ontario government, federal government and Québec's on that and the dealers . Really good discussions . I think they're -- they want to be cautious but they're going to allow us to restart . They do understand the importance of restarting . So I think we're ready to start . We were ready to start on May 4 with all the protocols . The -- so if Michigan gets up and starting, I think, that's the biggest hurdle right now to restart Canada and the U . S . Mexico is the one we're tracking, having lots of discussions . I think Mexico is prepared to allow the automotive industry to restart, but we just need to do it really carefully down there and safely . We'll see when the assembly plants get started up down there, but they understand that we need to get the suppliers going where else -- North America doesn't start . So I think overall, I'm really pleasantly surprised with what the Ontario government has been doing with industry in cooperation on PPE and other areas . So I don't think Ontario is the concern . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Yes . And just to kind of loop back on the subject of acquisition, takeaway, helping out suppliers, maybe even taking some tier tunes . Last time, the forging, casting, metal forming businesses were the most distressed . When -- are there any particular sub pockets challenges in the supply base that you could be looking, both to help out getting production going, but maybe opportunities for either takeover or acquisition? Donald James Walker - Magna International Inc. - CEO & Director I'm not close enough to know . We've tracked about 200 suppliers that we have read for various reasons, either financial or whatever . We're -- we have thousands of suppliers . I'm not aware of any particular area . And again, I think if there's a supplier or -- I don't know of one particular area, but MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 the -- we typically will have discussions with the OEMs . They'll take the leads with other major Tier 1 suppliers of how we get that restarted . Right now, maybe we just don't know enough, but we're not aware of any showstoppers, and I haven't heard of any showstoppers at the car companies either . So we'll probably find out more as we get started here, and then you have the working capital drop . Operator We'll get to our next question on the line from Michael Glen with Raymond James. Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Just one on Europe . As we think of the supply chain starting there, is there any sort of cross - border dynamic we should think about over there? And any concerns that might come into play to hinder sort of the ramp - up in that market? Donald James Walker - Magna International Inc. - CEO & Director Are you talking about getting people and goods from country - to - country across those borders? Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Yes. Exactly. Donald James Walker - Magna International Inc. - CEO & Director Swamy may know . Swamy has been taking the lead over the last 1 . 5 months on all of the activities as far as restart in COVID - 19 . We do track it closely . We've been able to start - up our G - Class actually for about 4 weeks now, and that's been -- that was the first vehicle line that started up, I think, out of all the vehicle lines . And we've been able to get people as we needed to across . And where we're having difficulties, we can figure that out as well as suppliers . I'm not aware of anything off the top of my head . I think people are sort of jumping through hoops, as you would expect . But I think so far, they've been able to work around these . Swamy, you're aware of anything? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision No . That's correct, Don . I think nothing material to talk about . In the first phases we had some hurdles getting parts and things from Italy, but we've worked around it . And the usual bumps, but nothing significant as of yet . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Okay. And then just on the tax rate, can you just clarify what we should think about for a reasonable tax rate for the year? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . So the -- kind of depends what happens with the pace of whether we have these gains or losses, which creates some noise, which we typically have, but it was very significant in the quarter . We're running at -- if you think about the guidance we gave earlier on in the year, we talked about 24 . 5% . If you exclude the impact of Mexico, I think, we're going to be running probably a little higher than 24 . 5% , and that's due primarily to losses that we're probably not going to be able to benefit, result of reduced production . But I don't think it's going to be materially higher than the guidance we were giving back in January . MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Operator Mr. Walker, we have no further questions at this time. I'll turn it back to you for any closing remarks. Donald James Walker - Magna International Inc. - CEO & Director Okay . Thanks, everybody, for dialing in . So we took a little bit extra, but it's sort of unusual times, unusual quarter . I won't repeat what I said earlier . I think the -- it's going to be really interesting to see what happens over the next couple of months on the restart . I'm sure there's going to be things that we have -- that the industry hasn't anticipated . But I've been really impressed with how the industry has worked . And I think part of that was because everybody had gotten used to talking and working on the whole renegotiation of NAFTA . So Magna was quite active in getting people through OESA and all the car companies talking . I think that's worked out very well . So we'll see what happens . I think we're in a good position . We'll see what happens if we continue to restart like we have in China and Europe and then North America . I'm sure there's going to be some issues to deal with . The main thing will be to try and keep everybody as safe as possible and not have to backtrack because of reinfection . So we're going to be having our AGM actually in 45 minutes here, relatively straightforward . We're just going to be doing it over telephone . We'll see what questions come in from the media there . But overall, we're -- I think we're prepared, and we're quite excited to get everybody back to work and getting the society back in a safe way to restart . So thanks for joining today, and we'll be talking to people soon . Thanks . Operator Thank you very much. And that does conclude the conference call for today. We thank you for your participation and ask that you disconnect your lines. Have a good rest of the day, everyone. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2020 , Thomson Reuters . All Rights Reserved . MAY 07, 2020 / 12:00PM, MG.TO - Q1 2020 Magna International Inc Earnings Call 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.